

U.S. Securities and Exchange Commission

Division of Investment Management

November 3, 2023

VIA E-mail

Terry Hart
Kayne Anderson BDC, Inc.
811 Main Street
14th Floor
Houston, Texas 77002
thart@kaynecapital.com

       Re: Kayne Anderson BDC, Inc.
                 Draft Registration Statement on Form N-2
                 CIK: 0001747172

Dear Mr. Hart,

On October 6, 2023, you confidentially filed a registration statement on Form N-2 for Kayne Anderson BDC, Inc. (the "Company"). We have reviewed the registration statement and our comments are provided below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

1. Please clarify and harmonize the disclosure regarding the Company issuing debt securities or preferred stock to make investments. We note certain disclosures indicate the Company may engage is such activities "in the future" while others state the Company "intends to" engage in these activities. Please confirm to us that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement or add appropriate strategy, risk, and fee table (*e.g.*, dividend expenses) disclosure.

2. In describing the Company's strategies and risks, to avoid disclosure that suggests the Company offers a guarantee against loss, either delete the term "protection" (as well as any variations of that term) from the text or revise it to explain that that such protection is not guaranteed (*e.g.*, revise disclosure in the "Market Opportunity" section on page 3, in the last sentence of the first paragraph from "downside protection" to "the sought after downside protection"). Confirm the risk sections include correlating risk disclosure concerning any statements about sought after protection. Relatedly, to the extent the Company makes subjective assertions in the disclosure about the Company's ability to achieve positive investment results through its investment strategies and/or by using certain investment instruments, please revise the disclosure, as necessary, for accuracy (*e.g.*, *see* comment number 26 below concerning the Company's use of the term "conservative").

3. Please delete from the text overly broad terms and phrases that suggest the Company has not disclosed its investment strategies, risks and/or policies in full (*e.g.*, delete the phrase "such as" used on page 49 in the last sentence of the first paragraph). *See* the Instruction to Item 3.2 and subparagraphs 2, 3 and 4 of Item 8 in Form N-2. Also, please define terms at their place of first origin and before using acronyms (*e.g.*, "EBITDA").

 Cover Page

4. Please discuss the Company's investment advisor, KA Credit Advisors, LLC (the "Advisor"), before discussing Kayne Anderson Capital Advisors, L.P. ("Kayne Anderson") or any affiliates of Kayne Anderson and/or of the Company. Please note, information in the registration statement, including that on the cover page, should be specific to how the Company will be managed. Accordingly, please either delete a discussion of Kayne Anderson Capital Advisors, L.P. ("Kayne Anderson") from the cover or revise the text to explain how Kayne Anderson is relevant to the Company's management. Clarify the difference between Kayne Anderson's "management" function and that Advisor's management function with respect to the Company's operations.

5. The first paragraph states that the Company will invest in "privately" held middle market companies, while other disclosures, such as those on page 2 of the Summary Prospectus, describe such companies only as "middle market companies" or middle market companies that are "U.S.-*based*" (Emphasis added.) If the Company will invest principally in "private middle market U.S. companies" please harmonize the disclosure accordingly and confirm that the disclosure specifies and defines each type of middle market company in which the Company will invest principally along with the applicable issuers.

>   (i)   Relatedly, delete: the term "based" in specifying issuers (*i.e.*, revise "U.S.-based middle market company" to "private U.S. middle-market company"); and any other such terms. Also, specify in the Prospectus how the Company defined U.S. issuers.

6. The Prospectus indicates that the Company will use leverage. Please note this on the cover page and identify the form(s) the leverage is expected to take (*e.g.*, credit facilities).   Please add a cross reference to the Prospectus disclosure regarding the risks associated with a leveraged capital structure. *See* Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

7. On the cover page, briefly discuss in a prominent manner (*e.g.*, in bold in a separate paragraph), the Company's credit quality policies for the Company's principal debt investments. The Prospectus explains that such debt typically is not rated by any rating agency, but if those instruments were rated, they would likely receive a rating of below investment grade (that is, below BBB- or Baa3), which often is referred to as "high yield securities" or "junk securities" or "junk bonds." Please state as much on the cover page. Also add a discussion of these credit quality policies to the Prospectus Summary and Summary of Risk Factors sections. In any discussion of the Company's credit quality policies, please, use the term "junk" in the text.

8. The disclosure on the cover page made in response to Item 1.1.d of Form N-2 (*e.g.*, those included in paragraph 10), does not in all respects, conform to and/or include the disclosure specified in that Item. Please revise the text accordingly.

9. The second paragraph mentions "other opportunistic credit investments" and "other higher yielding investments." In the Summary Prospectus specify any such investment that will be used as a principal investment and add correlating risk disclosure in the Summary of Risk Factors section. *See* the Instruction to Item 3.2.

10. In the eighth paragraph, please briefly explain why investors in the offering will experience dilution.

11. Please briefly disclose the Company's maturity policy applicable to its investments and disclose any corresponding risks in the "Risk Summary" section.

Pricing Table

12. Pleased revise the table's layout to conform to the formatting of Item 1.1.g of N-2.

13. In the sales load caption, please delete "paid by us." Also, explain in the first footnote that the common shareholders will bear directly the sales load of this offering and that the consequent effect of this will be to immediately reduce the net asset value of each common share purchased in this offering. We note the fact that the common shareholders will directly bear these expenses is stated in the first footnote to the fee table. Confirm that the Prospectus discusses this fact in plain English.

14. Please explain to us why the "Proceeds" caption in the table shows proceeds before expenses. *See Id*.

15. In the second footnote, please indicate that such expenses will be borne indirectly by the common shareholders. Also clarify that the effect of this will be to immediately reduce the net asset value of each common share purchased in this offering.

16. Please add a footnote to the pricing table in compliance with Instruction 6 to Item 1.1.g of Form N-2. *See also* Item 27 of Form N-2.

17. Confirm the table is in compliance with Instruction 3 to Item 1.1.g of Form N-2 or revise accordingly.

Prospectus Summary

18. The Prospectus Summary, which is 16 pages long, is repetitive and overly lengthy for a summary. Please revise the Summary where necessary to conform to the Commission's plain English requirements and to meet the requirements of the Instruction to Item 3.2. In doing so, delete industry jargon, complex technical terms, and generalized information and provide a more clear and concise description of how the Advisor decides what securities to buy and when to sell

them. Also, relocate any non-principal strategies and risks disclosure in the Summary (*e.g.*, the General Risk Factors section on page 15) to appear after the Summary. *See Id. See also* Item 8.4 and Instruction 1 thereto.

19. Revise headings, as applicable, in the Prospectus Summary to indicate principal strategies and risks are being disclosed (*e.g.*, revise "Investment Objective and Strategy" to "Investment Objective and Principal Strategy" and "Summary of Risk Factors to "Summary of Principal Risk Factors").

20. Please delete from the Prospectus Summary generalized information from third-party sources and/or that is marketing in nature (*e.g.*, certain disclosure in the "Market Opportunity" section). Relatedly, in certain instances, quoted information does not appear to align with the Company's principal investment strategies. For example, the two graphs that appear, respectively, on pages three-five do not concern only middle market companies with annual revenues capped at $150 million, which is the maximum amount the Company states it uses in its definition of middle-market companies for principal investments. Further, the graph on page 5 does not appear to be limited to "private" middle market companies (*i.e.*, the specific type of middle-market issuer in which the Company states it "invests primarily"). Also:

(i)   Explain whether the Company has obtained or will obtain, consents of the respective authors, companies, and/or publications. Also, disclose any potential liability to which the Company may be exposed for using such information without such permission. In addition, please confirm to us that any third-party data included in the registration statement was not prepared for or commissioned by the Company or its affiliates. Also confirm to the staff that the Company is not disclaiming responsibility for the accuracy or adequacy of any third-party information/data in the registration statement.

(ii)   To the extent the Prospectus Summary has *generalized and lengthy* discussions of the investment philosophies, acumen, and activities of Kayne Anderson, and of various affiliates of Kayne Anderson and/or of the Company, please delete such text. Confirm any statements about the historical investment results of Kayne Anderson and/or any affiliate, specify that those results are not those of the Company. Connectedly, we note that the Prospectus repeats information about Kayne Anderson and certain affiliates that appears in the Summary. Please review and revise that disclosure with an eye toward streamlining it.

21. Disclosure on page 1 of the Prospectus states that weighted average loan-to-value ("LTV") represents the total par value of our debt investment relative to our estimate of the enterprise value of the underlying borrower. Please update all references in the registration statement that refer to "loan-to-value ratio" and "LTV" to "loan-to-enterprise value ratio" and "LTEV," respectively. Also, with respect to the Company's use of "EBITDA" for purposes of implementing the Company's investment strategy; as EBITDA calculations may be subject to adjustment to reflect other items or events (*e.g.*, market disruptions, M&A-related charges),

please confirm whether reference to EBITDA in this context will be subject to such adjustments, and if so, revise the disclosure to provide additional context.

22. Please define in the Prospectus Summary "first lien senior secured, unitranche and split-lien loans" and summarize their respective risks in the Summary of Risk Factors section. Confirm that the Summary specifies each type of loan the Company uses for its principal investments along with attendant risks. We note, text in the Prospectus suggests the Company may invest in distressed securities including loans and loan participations. If the Company may use such loans for its principal investments, revise the Prospectus Summary accordingly and add correlating risks. *See* the Instruction to Item 3.2 of Form N-2.

23. Beyond loan and debt instruments, please confirm that the Prospectus Summary concisely identifies and defines any other type of security in which the Company will invest principally and provides correlating risk disclosure in the Summary of Risk Factors section.

24. If principal strategies, summarize the Company's use of collateralized loan obligations and collateralized debt obligations ("CLO"), including the applicable tranches (*e.g.*, the equity tranches of collateralized loan obligations). Summarize any such arrangements and risks and provide more fulsome disclosure in the Prospectus.

25. Please revise the Prospectus Summary to describe with specificity how the Company will engage in leverage, including the form(s) of the leverage and the attendant risks. For purposes of plain English, please consider adding a separate leverage heading in the Summary. In the disclosure, if accurate, explain that all leverage expenses of the Company will be borne solely by the Company's common shareholders.

26. Certain disclosure describes the Company's investment strategies and/or the related securities the Company will use as "conservative" (*e.g.*, the sixth sentence of the "Risk Adjusted

27. Returns in Investment Selection" section and the "Conservative Transactions Structures" bullet on page 7). As the Company, however, discloses it will invest "typically" in unrated bonds that if rated would be determined to be the equivalent of "high yield" or "junk bonds," and "[t]herefore, [the Company's] investments may result in an above average amount of risk and volatility or loss of principal," please delete the term "conservative" to avoid misleading disclosure. Also, given these "typical" investments in unrated "high yield" or "junk bonds," clarify for accuracy the disclosure in the "Conservative Transactions Structures" bullet stating, "[i]n general, we expect an average of approximately 50% of the total capitalization of our investments to come from equity capital or other forms [of] investment junior to our investment position on terms acceptable to us." In that clarification, explain what "other forms [of]investment junior to our investment position on terms acceptable to us" means.

28. With respect to the equity investments the Company will use for its principal investments, please disclose any market capitalization policy along with attendant risks.

Prospectus Summary-Kayne Anderson BDC, Inc. (Page 1)

29. The last paragraph discusses the Company's intention to make quarterly distributions. As the Prospectus states these distributions may consist of a return of capital, please indicate as much in this paragraph and briefly explain the meaning of a return of capital or add a cross references to where that term is defined in the Prospectus and where the consequences of a return of capital are explained.

Investment Portfolio (Page 1)

30. In the first paragraph, the fourth sentence states the Advisor maintains a regular dialogue with portfolio company management teams (as well as their *financial sponsors*, where applicable.)" (Emphasis added.) In the text, please clarify these "financial sponsors."

31. The last paragraph states the Company "may also invest up to 30% of [its] portfolio . . . in non-U.S. companies." If the Company will invest principally in the securities of foreign issuers (including if applicable, those located in emerging and/or frontier markets), please add attendant disclosure. Also, explain in the Prospectus how the Company determines that an issuer is a foreign issuer (*e.g.*, inclusion in a certain index) and on the cover page, briefly disclose the Company's strategy to invest in foreign securities. Also, if the Company will investment principally in issuers located in specific countries and/or geographic regions, please disclose that strategy in the Prospectus Summary.

Investment Objective and Strategy (page 2)

32. The Company's investment objective is "to generate current income and, to a lesser extent, capital appreciation *primarily through debt investments in middle market companies*." (Emphasis added.) As the emphasized disclosure describes an investment strategy, rather than an investment objective, please delete it from the Investment Objective.

33. Please explain the "team's time-tested underwriting process" mentioned in the last paragraph or add a cross reference to where an explanation of this "process" is provided in the Prospectus.

34. The third paragraph indicates the Company will engage in loan sourcing activities through Kayne Anderson's "private credit platform . . . 'KAPC' or 'Kayne Anderson Private Credit'." Please explain how each of KAPC's activities, as described in the registration statement, is consistent with the order the Commission issued to Kayne Anderson MLP/Midstream Investment Company, et al. on February 4, 2020 (Investment Company Act Release No. 33798, February 4, 2020). Also, in an appropriate location in the Prospectus, please specify and clarify the operations of KAPC and indicate KAPC's legal structure.

Risk Adjusted Returns in Investment Selection (page 2)

35. Please define "risk adjusted returns" and concisely summarize, in plain English. how the Company will provide such returns and provide a cross reference to where such returns are

described in full in the Prospectus along with attendant risks. Also, clarify when such returns are "attractive" as mentioned in the first sentence.

36. The Company indicates its "investment objective is to generate current income and, to a lesser extent, capital appreciation." Please clarify the nexus between the disclosure in this "Risk Adjusted Returns in Investment Selection" section and the Company's stated Investment Objective. Are "risk-adjusted returns" and/or the "preserv[ation of] investor capital" also respective investment objectives of the Company?

37. In the first sentence, please revise "origination" to "loan origination" or explain what "origination" means in plain English. Also, please briefly clarify in the Summary how the Company will engage in loan origination for its principal investment strategies and add a cross reference to where a more detailed discussion of this loan origination strategy and its attendant risks are located in the Prospectus.

38. In the second sentence, please define "[a]t a high level."

39. In the fourth sentence, please disclose the source of the opinions stated therein.

40. In the fifth sentence, please revise "tend[s] to invest," to "will invest." Also, define "winners and losers," provide the source of that definition, and explain how they have been "more-or-less decided." Additionally, explain how issuers in "evolutionary" markets have "sustainable [and] predictable . . . cashflows" the Company can "underwrite . . . for the long term."

Market Opportunity (Pages 3-5)

41. With respect to the first paragraph, please: (i) define "attractive yields;" (ii) precisely explain how the "credit instruments . . .   typically rank ahead of other debt instruments in the borrower's capital structure;" (iii) concerning the statement about "typically [receiving] quarterly interest payments," quantify that information if possible; and (iv) specify the "credit investments" as the first sentence indicates the Company already "hold[s]" them, while the second sentence states the "majority of [the Company's] credit investment *are expected to be* floating rate loans." (Emphasis added.)

42. As stated in the second sentence of the first paragraph, please briefly explain in plain English what "a natural hedge in a higher interest rate environment" means.

43. The third sentence of the first paragraph is difficult to understand as it uses complex technical terms and industry jargon. Please revise for clarity using plain English to aid investor understanding. Also, this sentence suggests that KAPC serves as the Company's investment advisor. Please clarify.

Corporate Structure (Page 9)

44. Please briefly define the tern "private offering."

45. Disclosure on page 88 of the Prospectus under the heading, "Private Offerings," states, *"[u]pon completion of our initial capital raise*, we anticipate that the initial investors will own approximately % of our investment advisor." (Emphasis added.) Please discuss this information in the Prospectus Summary and specify how it relates to the current offering. Please explain this "initial capital raise" including its completion status. In order to proceed with the offering, does the Company have a minimum amount of sales requirement? If so, please state as much in the Summary and describes the risks involved if the Company does not achieve adequate capitalization.

46. The last paragraph includes incomplete information concerning a "final private offering of shares of [the Company's] common stock." Please disclose the date of this offering as well as the exemption from registration claimed.   If the offering was conducted within 30 days of the filing of the registration statement, please explain to us how you have determined that the offering complied with the conditions of the exemption, including the prohibition on general solicitation, if applicable.

Investment Advisory Agreement (Page 11)

47. This section briefly mentions that the "Advisor may, from time-to-time, grant waivers on the Company's obligations, including waivers of the base management fee and/or incentive fee, under the Investment Advisory Agreement. The Investment Advisory Agreement may be terminated by either party with 60 days' written notice." We note the exhibit index in Item 25 does not list any separate waiver agreement, however, the Investment Advisory Agreement filed as Exhibit 25.2.(g)(1) includes a "Waiver or Deferral of Fees" provision. Please confirm to the staff that there is no separate waiver agreement, deferral agreement, and/or expense payment agreement between the Company and the Advisor beyond this provision in the Advisory Agreement.

48. Please explain in clear and full detail in the Prospectus, the terms of the "Waiver or Deferral of Fees" agreement between the Company and the Advisor (*e.g.*, indicate the nature of the agreement (*e.g.*, contractual), all applicable parties, all material terms (*e.g.*, length), and explain any recoupment rights). *See* Item 20.1.c.(3) of Form N-2.

49. To the extent there are recoupment rights under the Waiver or Deferral of Fees agreement, please concisely disclose those rights, and explain that the common shareholders ultimately bear the costs of any related reimbursement expenses. Explicitly and clearly describe the amount of the expenses subject to recoupment, the expense ratio and distribution level at which recoupment of the waived or reimbursed expenses may occur, and the expiration date(s) of the recoupable amount (*e.g.*, by using a chart to aid in investor understanding). Please confirm that:

    (i)   Recoupment of fees waived or deferred, or expenses paid must occur within three years of the date of the waiver, deferral, or payment.

    (ii)   Recoupment payment must be conditioned on: (1) an expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement; and (2) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement. *See*, AICPA Audit Risk Alert-Investment Company Industry Developments 2013/14.

The Administrator (Page 12)

50. The second paragraph discusses certain reimbursement rights of the Administrator. In the section of the Prospectus made in response to Item 9.1.d of Form N-2, please specify in detail the reimbursement arrangement between the Company and the Administrator. In addition to being reimbursed for the services noted in the text, does the Administrator also receive a fee? If so, please disclose any such compensation. *See Id*. Confirm that the terms of this reimbursement arrangement between the Company and the Administrator are included in the copy of the Administration Agreement filed as Exhibit 25.2 (g)(3) in Item 25. We note that agreement indicates, "there shall be no separate fee paid in connection with the services provided [by the Administrator, but also refers to] administration fees payable under this Agreement." Please clarify.

51. Please revise the penultimate sentence of the second paragraph to disclose prominently (*e.g.*, in bold) the impact of any such reimbursement on common shareholders (*i.e.*, common shareholders ultimately, will bear those costs). Confirm any reimbursement costs or other fees paid to the Administrator are included in the fee table.

52. In the section of the Prospectus made in response to Item 9.1.d, please disclose the terms of the sub-administration agreement between Ultimus Fund Solutions, LLC ("Ultimus") and the Company's Administrator, including the specific services that Ultimus will provide to the Company. Disclose the compensation Ultimus receives for those services. *See Id*. If the Company's common shareholders ultimately will bear such costs, disclose as much and tell us supplementally, what document governs the terms for any payment arrangements between Ultimus and the Company. Confirm any such fees are reflected in the fee table.

Policies and Procedures for Managing Conflicts (Page 13)

53. Please briefly disclose that the Advisor has a fiduciary duty to the Company, including with respect to its receipt of compensation (*see* Section 36(b) of the 1940 Act). Please also discuss briefly the role of the Board in overseeing the Advisor and monitoring the Advisor's conflicts of interest.

Allocation of Investment Opportunities and Exemptive Relief (Page 13)

54. Has the Company, the Investment Advisor, or any of the Company's affiliates granted, or does the Company, the Investment Advisor, or any of the Company's affiliates intend to grant, preferential rights or terms with respect to the Company, its shares, its investments, and/or its activities to certain investors that are not available to other investors, via side letter or otherwise? If so, please describe to us such rights or terms and the criteria by which such investors were

selected. Also, tell us how the granting of such rights or terms impacts the Company and investors who are not granted them. We may have more comments after reviewing your response.

Summary of Risk Factors (Pages 13-15)

55. Please revise this heading to "Summary of Principal Risk Factors."

56. We note that the disclosure describes many of the Company's risks as possibilities. Given the Company's investment strategies (*e.g.*, "typically" in unrated securities that if rated, would be deemed as "junk bonds") and the risks attendant thereto, please revise the disclosure for accuracy, as applicable (*e.g.*, in the "Risks Relating to our Investments" heading, revise the fourth bullet from "may" to "will").

Fees and Expenses (Pages 21-22)

57. The following types of waivers should not appear in a fee table, including in any footnotes thereto: (i) voluntary waivers; (ii) waivers that do not extend for a least one year from a registration statement's date of effectiveness; and (iii) waivers that have not become effective yet. If the waiver shown in the fee table falls into at least one of the categories, please remove the waiver caption and related footnote from the table relocate the waiver information to another section of the Prospectus. Also, confirm that the impact of any such voluntary waiver was not used to calculate the figures in the fee table and in the example made in response to Item 3.

58. Does Kayne Anderson Private Credit charge the Company fees for using KAPC's credit platform? Are those fees shown in the fee table and if so, where? If not included, please explain why.

Risk Factors (Pages 24-54)

59. Please note Item 105 of Regulation S-K requires that risk factors be concise. Accordingly, please review these sections with an eye towards streamlining the disclosure to improve clarity and to delete duplicative disclosures. Also, please use bold or bullet points to improve clarity where possible.

60. The first paragraph states, "[t]he risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance." Please delete these sentences from the disclosure as such mitigating language is not in compliance with the requirements of Item 8.3 of Form N-2, which requires that a registrant concisely describe the principal risk factors associated with an investment in the registrant. *See also, Id*.

We intend to use debt to finance our investments and . . . net investment income (Page 25)

61. The last sentence of the last paragraph refers to the Company's "distribution rate." Please inform the staff whether the Fund intends to report a distribution rate. In addition, please note

that reports containing distribution yields should be accompanied by the total return and/or SEC yield.

The Advisor's investment committee . . . our investment discretion (Page 28)

62. With respect to the portion of last sentence stating, "or as a result of applicable law or regulations," please enhance this disclosure to state "or as a result of applicable law or regulations (for example, the antifraud provisions of the federal securities laws) . . . effect on us."

Regulations governing our operation. . . associated with leverage (Page 33)

63. The first paragraph seems to suggest that the Company has not met the approval required to use the reduced asset coverage ratio of 150%. Please reconcile with other disclosures indicating that the Company will use such a ratio of 150% (*e.g.*, the first paragraph on page nine under the heading "Corporate Structure"). If the company has not obtained the required approval, revise any related disclosure, including related examples for accuracy.

We intend to finance our investments with borrowed money . . . in us (Page 34)

64. Please add the disclosure required by Item 8.3.b.(2) of Form N-2.

Provisions in a credit facility limit our investment discretion (Pages 34-35)

65. Concerning the effects of leverage table appearing on page 35, please revise the first caption to conform exactly to the caption required by Item 8.3.b.(3) and confirm that the table's information will be calculated pursuant to the requirements of that Item and the Instructions thereto. Also, for purposes of plain English, please consider giving this section a sub-heading to assist a reasonable investor in locating the table and the disclosure attendant thereto.

Defaults by our portfolio companies will harm our operating results (Page 42)

66. This section discusses covenant-lite loans. Please confirm whether the Company may invest in such loans for purposes of its principal strategies. If so, please add a discussion of these loans to the Prospectus Summary and Summary of Risk Factors sections (explain the risks posed by such loans, including that that they may not allow the lender to monitor the performance of the borrower and declare a default if certain conditions are breached).

Our failure to make follow-on investments . . . our portfolio. (Page 46)

67. Text in the second bullet on page 46 indicates the Company may invest in convertible securities. If the Company expects to invest in contingent convertible securities ("CoCos"), the Company should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Company invests in CoCos, and the characteristics of the CoCos, (*e.g.*, credit quality, conversion triggers). If CoCos will be a principal type of investment, the Company should provide a description of them and

should provide appropriate risk disclosure. In addition, please tell us whether the Company intends to invest in CoCos and the amount the Company intends to invest.

The Advisor's and Administrator's liability . . . for its own account (page 48)

68. Please revise the second sentence to conform exactly to the language of Section 17(i) of 1940 Act. Please make conforming changes to the registration statement and organizational documents thereto, as applicable.

Cautionary Notice Regarding Forward-Looking Statements (Page 56)

69. Please include a statement that forward-looking statements are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 (the "Securities Act").

Use of Proceeds (Page 57)

70. The fourth paragraph states that the Company "intend[s] to use any remaining proceeds to make investments in accordance with [its] investment objectives and strategies and for general corporate purposes." Please disclose the approximate amount of the proceeds to be used for each of these purposes. *See* Item 7.1. of Form N-2.

Credit Facility- Revolving Funding Facility (74)

71. The disclosure references the Company's wholly owned, special purpose financing subsidiary, Kayne Anderson BDC Financing, LLC ('KABDCF'). Please disclose the following in an appropriate location in the Prospectus:

(i)   that KABDCF engages in investment activities in securities or other assets that are primarily controlled by the Company ("primarily controlled" means (1) that the Company controls KABDCF within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Company's control is greater than that of any other person);

(ii)   that the Company complies with the provisions of the 1940 Act governing the permissible functions and activities of business development companies (Section 55) on an aggregate basis with KABDCF;

(iii) that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with KABDCF so that the Company treats KABDCF debt as your own;

(iv)   that KABDCF complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17, as modified by Section 57); and

(v)   that the investment advisor to KABDCF complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment advisor to the Company under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between KABDCF and its investment advisor is a material contract that should be included as an exhibit to the registration statement. If the same person is the advisor to both the Company and KABDCF, then for purposes of complying with Section 15(c), the review of your and KABDCF investment advisory agreements may be combined.

72. Please tell us whether the financial statements of KABDCF will be consolidated with the Company's. If not, please explain why.

73. Please confirm that KABDCF will agree to inspection by the staff of its books and records, which will be maintained in accordance with Section 31, as modified by Section 64, of the 1940 Act.

74. In the fee table, please confirm that KABDCF's management fee, if any, will be disclosed in the Management Fee caption and that KABDCF's expenses will be disclosed in the "Other Expenses" caption. Also, please clarify this in the narrative disclosure accompanying the fee table.

75. Please disclose that the Company does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities and other assets other than joint ventures or entities wholly owned by the Company.

Quantitative and Qualitative Disclosures About Market Risk (page 77)

76. The fourth paragraph notes the Company may engage in hedging strategies by using certain derivative instruments. Please reconcile this disclosure with that on page 35 that states the Company has "currently . . . no intention to . . . enter into transactions involving derivatives." If the company may engage in hedging transactions using derivatives, please state as much and if it may do so for principal strategies, add attendant disclosure to the Prospectus Summary with a more fulsome discussion in the Prospectus' principal strategies and risks sections. *See* Items 3.2, 8.2 and 8.3 of Form N-2.

Management (Pages 99-111)

77. Item 9 of Form N-2 requires that a registrant describe concisely how the business of the registrant is managed. Relatedly, throughout the Prospectus, multiple entities are described as assisting the Company in various capacities with its management (*e.g.*, "Advisor's team of professionals," "management team of the Advisor," "Company's investment team," "Investment Committee," "senior leadership team," "Management Teams," "Advisor's investment committee," "Investment Committee" and "Portfolio Managers"). Please review and revise the disclosure to concisely describe the functions of each respective entity as it applies to the Company's management and in doing so, avoid lengthy, generalized, and repetitive disclosure. Also, define any such entity to the extent not already done so.

78. Please add the disclosure required by Item 403 of Regulation S-K.

Portfolio Managers (Page 109)

79. Please state each portfolio manager's business experience during the past 5 years. *See* Item 9.1.c of Form N-2.

80. Text in the "Portfolio Management" section states that "Mr. Goodwillie and Mr. Leonard are primarily responsible for overseeing the day-to-day operations of the Company." If the portfolio managers are jointly and primarily responsible for day-to-day management of the Company's portfolio, please state so and provide a brief description of each person's role on the team or committee (*e.g.*, lead member). In that description, explain any limitations on the person's role and the relationship between the person's role and the roles of other persons who have responsibility for the day-to-day management of the Registrant's portfolio. *Id* and the Instruction thereto.

81. Please include a statement, adjacent to this disclosure that the SAI provides additional information about the Portfolio Managers' compensation, other accounts managed and ownership of securities in the Company. *See* Item 9.1.c. of Form N-2.

Investment Advisory Agreement (Page 112)

82. Please add the disclosure required by Item 9.1.(b)(4) of N-2.

Dividend Reinvestment Plan (Page 117)

83. Please disclose from whom additional information about the dividend reinvestment plan may be obtained, including a telephone number or address. *See* Item 10.1.e.(3) of Form N-2. Also, for shareholders that wants to "opt-out" of the Dividend Reinvestment Plan (the "DRIP"), please revise the last sentence of the second paragraph to explain how "the Company will inform [such shareholders] of a record date."

84. Please delete the last sentence in this section and revise the text to include all of the information about the DRIP required by Item 10.1.e of Form N-2 (*i.e.*, describe the material aspects of any such plan, including, but not limited to, the type and amount of fees, commissions, and expenses payable by participants in connection with the plan). *See Id* at (8).

85. Please note, the tax information required by Item 10.1.e.(5) should clarify that stockholders who elect to have their shares automatically reinvested through the DRIP will, nonetheless, be required to pay applicable federal, state or local taxes on the reinvested dividends and will not receive a corresponding cash distribution with which to pay any applicable tax. Also, consider specifying that capital gains and income are realized, even though the stockholder does not receive cash. *See* Item 10.1.e of Form N-2.

86. The third paragraph states, "[t]here are no brokerage charges or other charges to stockholders who participate in the plan." Please reconcile this statement with the fact that the fee table has a Dividend Reinvestment Plan Expenses caption and a footnote thereto stating, "[t]he expenses of the dividend reinvestment plan are included in 'other expenses' in the table

above." If the Company imposes fees on investors participating in the DRIP, either directly or indirectly, please describe that fact in the text and revise the fee table accordingly (*i.e.*, in the fee table's DRIP caption disclose the highest fee that the Company may charge). *See* General Instruction 4 to Item 3.1of Form N-2.

87. If the DRIP administrator imposes a service fee and/or expenses for administering the DRIP, state as much and disclose any such fee and/or expenses, indicate who pays those charges, and confirm they are disclosed in the fee table, including in the Shareholder Transaction Expenses section DRIP caption as applicable. *See Id.*

88. Please tell us what document reflects the DRIP administrator's fees. We note that the exhibit index indicates the "First Amended and Restated Dividend Plan" (exhibit 25.2(e) in Item 25) is "to be filed."

89. Please file a copy of a final DRIP agreement as an exhibit to the registration statement.

Description of Our Capital Stock (Pages 126-130)

90. If any of the Company's governing documents contain provisions that: (i) require shareholders to waive jury trials; (ii) restrict shareholders' ability to bring direct or derivative claims; or (iii) require claims to be brought in an exclusive forum, please disclose such provisions in this section, to the extent not already done so. We may have more comments after reviewing your response.

Delaware Anti-takeover Law (Page 129)

91. The Company is subject to the Delaware control share acquisition statute. Please tell us if the Company's organizational documents contain control share acquisition provisions and if so, which documents. To the extent not already done so, please disclose the material provisions of the statute in the Prospectus including: (i) the applicable control share voting thresholds; (ii) how voting rights for control shares may be restored; and (iii) any exemptions for acquisitions of control shares. Also, disclose (i) the rationale for the Company not broadly exempting application of these provisions; (ii) the impact upon shareholders of these provisions; and (iii) whether the Board has considered the provisions and determined that they are in the best interest of the Company and its shareholders. Please also disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the Investment Company Act.

92. Please include in the Summary Prospectus, a summary of this information, including any applicable provision.

Exclusive Forum (Page 130)

93. Please clarify the risks stated in the last sentence to explain that with respect to the exclusive federal forum provisions, there is question regarding the enforceability of this provision since the l933 Act and l940 Act permit shareholder to bring claims arising from these Acts in both state

and federal courts. Also, please revise the related provision in any Company organization document.

Managerial Assistance to Portfolio Companies (Page 131)

94. To the extent there are any fees charged to provide managerial assistance as described in the section, please disclose that any such fees are paid to/retained by the Company. If not, please tell us why.

Senior Securities and Indebtedness (Page 132)

95. The penultimate sentence states, "[w]e may also borrow amounts up to 5% of the value of our total assets for temporary or *emergency* purposes without regard to asset coverage." (Emphasis added.) Please delete the references to "emergency" purposes. *See* Section 18(g) of the 1940 Act.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

96. While the Prospectus refers to the Company's "charter," the exhibit index does not list any such document. Please file a copy of the final charter as an exhibit to the registration statement pursuant to Item 25.2.

97. While the footnote to Exhibit 25.2(a)(4), "Certificate of Incorporation," indicates the certificate is incorporated by reference from the Company's Amendment No. 2 to Form 10 that was filed on November 9, 2020, we note that Form 10 includes no such Certificate of Incorporation. Please file a copy of the final Certificate of Incorporation as an exhibit to the registration statement. *Id*.

98. The exhibit index lists the Company's "Amended and Restated Bylaws" as Exhibit 25.2(b)(1) ("Bylaws"), and the footnote thereto states the Bylaws are incorporated by reference from the Form 8-K filed on February 25, 2022. That Form 8-K, however, does not reflect any such Bylaws. Please file a copy of the final Bylaws as an exhibit to the registration statement. *Id*.

99. The Investment Advisory Agreement listed as Exhibit 25.2(g)(1) is partially dated. Also, while the footnote to Exhibit 25.2(g)(2), the "Amendment to the Investment Advisory Agreement" indicates the amendment is incorporated by reference from the Company's Form 8-K filed on February 9, 2021, that 8-K does not reflect any such "Amendment to the Investment Advisory Agreement." Please explain to us how the Company amended a partially dated Investment Advisory Agreement. Also, file respective copies of the final Investment Advisory Agreement and any amendments thereto as exhibits to the registration statement. *Id*.

100. Per the FAST Act, to the extent not already done so, please include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the

registration statement if filed on EDGAR (*e.g.*, add hyperlinks for the documents noted in the exhibits' respective footnotes). *See* Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

101. Please confirm to us that the Company will file executed copies of the agreements listed in the exhibit index (to the extent not already done so) when available. Also, in light of the inconsistencies noted in the comments above under this Item 25 section, please confirm that the exhibit disclosure is accurate or revise accordingly.

102. Please confirm that the legality opinion to be filed by amendment as Exhibit 25.2(l) will comply with Staff Legal Bulletin 19.

Item 30. Indemnification (page 4)

103. Please delete the third paragraph of this section.

104. Pursuant to Item 30 of Form N-2 state the general effect of any contract or arrangement, including any Company service contract, under which any director, officer, underwriter or affiliated person of the Company is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection.

105. Please note the requirements of Rules 461(c) and 484 under the Securities Act. Also, revise the disclosure noting the requirements of Section 17(i) of the 1940 Act to conform exactly to the language of that section.

ACCOUNTING COMMENTS

106. Please include incentive fee examples in the Prospectus.

107. Please confirm in correspondence that the Company's unfunded commitments are accounted for in accordance with ASC 820.

108. Please ensure all of the disclosures related to restricted securities required by Regulation S-X 12-12, Footnote 8 are included in future financial statements, including acquisition date.

109. In future financial statements, please disclose how the weighted average was calculated in the Quantitative Table for Valuation Techniques. *See* ASC 820-10-50-2(bbb)(2).

110. The Company discloses the weighted average total yield to maturity of debt and income producing securities. Please disclose the weighted average total yield to maturity based on the total investments of the fund (not excluding non-income producing securities). This comment applies to any other areas of the documents that disclose a yield excluding non-income producing securities.

GENERAL COMMENTS

111. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The amendment to the draft registration statement or the publicly filed registration statement should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no disclosure change will be made in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

112. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

113. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

114. Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

115. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

116. We note you filed an exemptive application on October 3, 2022 (and two subsequent amendments thereto) to amend the relief you and certain of your affiliates received on February 4, 2020. Please advise us: (i) if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with your registration statement; and (ii) of the status of your pending exemptive application.

*   *   *   *   *   *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6352.

Sincerely,
/s/ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel

cc: Thankam Varghese, Branch Chief
        Michael Spratt, Assistant Director
        Kenneth Ellington, Staff Accountant